May 1, 2009

Mr. Kevin Thompson
CUNA Mutual Insurance Society
5910 Mineral Point Road
Madison, WI 53705

Re: Administrative Services

Dear Kevin:

CUNA Mutual Insurance Society ("CMIS") invests in the Class II shares of one or more series of Ultra Series Fund ("Trust"), as underlying funding vehicles for certain variable annuity contracts issued by it and/or its affiliates ("Variable Contracts").

CMIS agrees that it or its affiliates shall provide administrative services ("Administrative Services") to current and prospective owners of Variable Contracts including, but not limited to: necessary personnel and facilities to establish and maintain accounting records for Variable Contracts owners; receiving, aggregating and processing Variable Contracts owners' orders; providing and maintaining elective Variable Contracts owners' services such as preauthorized investment and/or redemption plans; furnishing Variable Contract owners prospectuses, proxy statements, annual and semiannual reports to shareholders and other communications; servicing Variable Contract owners, including answering questions and handling correspondence from Variable Contract owners; reporting and withholding federal and state income tax related to Variable Contract owners' accounts; and providing such other assistance and services as may be reasonably requested by the Trust.

In consideration of the Administrative Services, CUNA Brokerage Services, Inc. ("CBSI") agrees to pay to CMIS a service fee at an annual rate equal to 0.25% (25 basis points) of the average daily value of Class II Shares of the Trust attributable to the Variable Contracts.

This Agreement will remain in effect for one year, and from year to year thereafter, provided such continuance is approved annually by a vote of the Trust's trustees, including a majority of independent trustees. This Agreement may be terminated at any time, without penalty, on not more than sixty (60) days written notice by vote of a majority of the Trust's independent trustees or by either party. This Agreement will automatically terminate in the event of its assignment (as defined in the Investment Company Act of 1940, as amended), upon termination of the Participation Agreement between CBSI, CMIS and the Trust, upon termination of the Distribution Agreement between CBSI and the Trust or upon termination of the Trust's Distribution and Service Plan ("12b-1 Plan").
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CUNA Mutual Insurance Society
May 1, 2009
Page 2

To the extent the 12b-1 Plan is amended, this Agreement shall be automatically amended to the extent necessary to comply with the new terms of the 12b-1 Plan.

If this Agreement is consistent with your understanding, please sign below, whereupon this letter shall constitute a binding agreement between us.

                                      Very truly yours,
                                      CUNA BROKERAGE SERVICES, INC.

                                      By: /s/ Steven H. Dowden
                                          --------------------------------------
                                      Name: Steven H. Dowden
                                      Title: President & Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:
                                      CUNA MUTUAL INSURANCE SOCIETY

                                      By: /s/  Kevin S. Thompson
                                          --------------------------------------
                                      Name : Kevin S. Thompson
                                      Title: Senior Vice President, Asset
                                             Accumulation Products